April 9, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:  Elite Performance Holding Corp.

Registration Statement on Form S-1

Amendment No.4

Filed April 1, 2019

File No. 333-227650

Dear Sir or Madam:

Below please find management response to the comments in your letter of April 8, 2019.

Dilution, page 60

Comment 1. Please revise your dilution table to present net tangible book value per share (before and after the distribution) as of the latest balance sheet date, rather than accumulated deficit/retained earnings per share. Refer to Item 506 of Regulation S-K.

Response 1. The dilution table has been updated.

Management of Elite Performance Holdings Corporation, page 70

Comment 2. We note disclosure on page II-56 and elsewhere that you "retained key executives for nationwide sales and distribution" and that the "executive team is comprised of former seasoned Coca-Cola, PepsiCo and Dr. Pepper executives that have over 120 years of combined experience in the beverage industry." It is unclear why such executives are not addressed on page 70. Please revise accordingly.

Response 2. We have revised the specific paragraph in II-56 to provide clarity by detailing the relationship that exists between the aforementioned executives and the company. Because of the revision on page II-56, there is no need for any changes on page 70. GBS growth partners are consultants to the company.

The Company has retained GBS Growth Partners to strategically implement and execute its nationwide sales and distribution of our first to market sports drink. The key executives at GBS Growth Partners are comprised of former seasoned Coca-Cola, PepsiCo and Dr. Pepper executives that have over 120 years of combined experience in the beverage industry. Their previous clients include: Coca-Cola, Bolthouse Farms, Cinnabon, Nestle Waters, Honest, Celsius, and others.

Comment 3. We note disclosure on page II-60 regarding an account balance to an affiliate of Laya

Clark, "a member of [the] Board of Directors." We also note disclosure regarding an outstanding balance to the sister of Jon McKenzie. Please revise or advise us why you do not address these as related party transactions on page 71.

Response 3. Our auditor recognized these individuals as related parties in his Note 3 section.

However, due to a page break in our documentation, the two listed names were inadvertently left off when the language was being written under Related Parties Transactions. We have made the appropriate revision and added the two listed names for their related party transactions on page 71.

Sincerely,

/s/ Jon McKenzie

Jon McKenzie, CEO